July 18, 2000

VIA ELECTRONIC TRANSMISSION

Mr. Richard K. Wulff
Chief, Office of Small Business
Securities and Exchange Commission
Washington, D.C. 20549

         Re: Virtual Reality, Inc. - Registration Statement on Form 10-SB Commission File No. 0-30699; Filed May 24, 2000
                  ------------------------------------------------------------

Dear Mr. Wulff:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Virtual Reality, Inc. (the "Company") hereby applies for withdrawal of the above-referenced registration statement on Form 10-SB (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on May 24, 2000.

     The Company requests such withdrawal because of the termination of the proposed acquisition of Intellashop, Inc. Furthermore, such withdrawal will allow the Company to fully revise the Registration Statement and accurately respond to the Commission's preliminary comments.

     The Company respectfully requests that the Commission consent to the withdrawal of the registration statement, effective as of the earliest possible date.


                                                Very truly yours,

                                                VIRTUAL REALITY, INC.


                                                By:      /s/  Martin F. Cardone
                                                    ----------------------------
                                                       Martin F. Cardone, C.E.O.


cc:  Steven A. Sanders, Esq.